May 7, 2009

Mr. Larry Spirgel, Assistant Director

Mr. Robert Littlepage, Accountant Branch Chief

Mr. Joe Cascarano, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

BY COURIER AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2007

Filed May 9, 2008

File No. 001-32309

Dear Mr. Spirgel, Mr. Littlepage and Mr. Cascarano,

We refer to the letter we received from the Staff of the United States Securities and Exchange Commission (the “Commission”) dated February 24, 2009, relating to our supplemental response letters dated December 18, 2008, February 9, 2009 and February 18, 2009 and the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Please be advised that in preparing this response we have spent significant time in discussions with HCPT and the relevant third party vendors in Indonesia in order to obtain information supporting the accounting treatment adopted by the Company. Accordingly, we requested extensions for making our response on March 9, 2009, March 24, 2009 and April 14, 2009. We continue to believe that the assumptions made by the Company remain appropriate given the developing nature of the tower slot leasing industry in Indonesia.

Set forth below are our responses to the comments raised by the Staff. The comments are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

Subsequent Events, page F-67

Fair Value of Leased Assets

1.	We do not believe HCPT’s method of determining fair value of the leased assets has been adequately established for years 13-18 of the 18 year asset life. It appears inconsistent for HCPT to value slot one under an income approach for years 13-18 when HCPT cannot value (or has not valued) slots two and three under an income approach for years 1-18.

The assets under lease are BTS slots on 3,692 telecommunications towers. Each tower contains approximately three vertically aligned slots and HCPT has leased the slot at the top of each of the 3,692 towers. Protelindo, the tower owner / lessor, has the right to lease slots two and three to other telecom operators.

The master lease agreement between HCPT and Protelindo has a non-cancellable lease period of twelve years with a lease renewal option for the six subsequent years. HCPT determined the fair value of the leased assets (i.e., slot one) by discounting the cash flow to be generated from the non-cancellable lease periods and adding estimates of lease cash flows that Protelindo will receive from expected new leases and renewals following the end of the twelve-year lease period. HCPT was forced to look at new leases since it is “unlikely that HCPT would exercise the option for extension.” We do not believe it is appropriate for HCPT to estimate future new leases and renewals for slot one in years 13-18 when it cannot value (or has not valued) slots two and three under an income approach for years 1-18.

You have stated that slots two and three on each tower are not currently under lease. You have not valued slots two and three under an income approach because there is “low possibility of being able to lease the remaining slots.” As evidence, on pages 12 and 13 of your October 10, 2008 correspondence you have provided a number of reasons why the likelihood of leasing this excess capacity is low. You have also stated that “the current supply of tower slots in the Indonesian market far exceeds demand on a long-term basis, and this is expected to persist in years 13 to 18” and that the leasing industry is in its “infancy”. These stated reasons have contributed to what appears to be HCPT’s inability to value the second and third slots using an income approach. We believe it is inappropriate for HCPT to value slot one in years 13-18 using an income approach when you cannot value (or have not valued) slots two and three (i.e., years 1-18) using an income approach.

Consequently, we do not believe HCPT has a basis to conclude the fair value of the leased asset is greater than $297.5 million at the inception of the lease when analyzing paragraph 10(d) of IAS 17. Please provide us a revised analysis of the classification of the lease based upon a $297.5 million fair value of the leased asset.

We did not value slots two and three previously because we believe that the analysis required pursuant to paragraph 10(d) of IAS 17 does not require consideration of this information and also because the valuation involves many assumptions that are subjective in nature rather than based on empirical facts. However, in response to the Staff’s comments, we have now provided below an income approach valuation of slots two and three.

As detailed below, the valuation shows the fair value of slots two and three to be approximately US$* and *, respectively. This valuation considered cash flows for slots two and three for all 18 years of the estimated economic life of the towers. The result of this valuation supports our use of the income approach to determine the value of the leased assets (the top slots on the towers) and our conclusion that the US$350 million fair value of the leased assets was adequately established. We therefore have not submitted a revised analysis of the classification of the lease based upon a $297.5 million fair value of the leased assets.

We have used the same income-approach model and applied the same key data points in the valuation of slots two and three that we used for the leased assets. These are:

•

market demand - the projected demand for tower slots based on penetration rates of mobile subscribers, the estimated population coverage of current telecommunications operators and tower slot capacity;

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

•	market supply - the projected supply for tower slots based on the population coverage of existing tower operators, projected future coverage and tower slot demand; and

•

lease rates - the rates specified in the master lease agreement with Protelindo for the initial twelve-year lease period and the subsequent six-year optional renewal period, namely US$* and US$* per slot per month for years 1-12 and 13-18, respectively.

There are significant differences in the supply and demand in the Indonesian market for top slots and for lower slots, and these differences mean that determining the value of the second and third slots using the income approach requires greater subjectivity. As explained in our prior responses, the top slot on a tower offers demonstrated and objective technical advantages in functionality compared to the second and third slots. Because of these advantages, telecommunications operators prefer the top slot, and as a result the supply and demand conditions for top slots are different from the market for the second and third slots. Given the nature of the supply and demand for top slots, producing appropriate projections of the probabilities that top slots will be leased out requires relatively fewer subjective judgments, allowing us to use the income approach to determine the value of the top slots on a reasonably objective (but conservative) basis. However, because demand for the second and third slots exists only to the extent that total demand for slots exceeds the supply of top slots, projecting demand for second and third slots relies more heavily on subjective estimates about the total supply and demand for slots. As noted in our previous responses (see pages 12-13 of our response letter dated October 10, 2008), the Indonesian tower slot leasing industry is undeveloped, Indonesian telecommunications operators rely heavily on owned towers, and there is considerable uncertainty regarding new entrants to the Indonesian mobile telecommunications market. In light of these market conditions, determining the probability that the second and third slots of the towers will be leased out relies heavily on subjective projections.

Income Approach Valuation of the Leased Assets. In light of telecommunications operators’ preference for top slots and our estimates of future tower supply and demand, we believe it is reasonable to conclude that Protelindo will be able to lease out the top slots of all towers during years 13-18 of the economic life of the leased assets, even assuming that HCPT does not exercise its option to extend the lease at the end of year 12. Furthermore, we note that based on our analysis of the expected supply and demand for tower slots in Java and Sumatra discussed further below, even if the expected tower slot demand increases or decreases by 10%, with all other variables held constant, there would be no impact on the occupancy rate for the top slots during the 18-year economic life of the towers, and hence the fair value attributable to the top slots would remain at US$350 million. For the lease rates for the top slots during years 13-18, we believe it is reasonable to use the lease rates for slot one for years 13-18 under the master lease agreement between HCPT and Protelindo, which we have established to be market rates; see page 5 of our response letter dated February 18, 2009.

Income Approach Valuation of the Second and Third Slots. We performed the income approach valuation of slots two and three by discounting the cash flows projected to be generated from those slots, based on projections of the number of slots to be leased out during the 18-year economic life of the towers and an estimate of the applicable lease rates. Our valuations, the details of which are contained in the Appendix to this letter, show slot two having a fair value of US$* and slot three having a fair value of *. In performing this valuation of slots two and three, there is significant subjectivity in estimating the supply and demand for tower slots in the next 18 years, given the infancy of the Indonesian tower leasing industry.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Given the subjectivity of the estimates necessary to perform our valuation of the second and third slots, we have also performed a sensitivity analysis reflecting possible changes in the tower occupancy rates during the 18-year economic life of the towers. Based on that analysis, if there is a 10% change in the projected occupancy rate for the second slots from our baseline projection and the projected occupancy rate for the third slots remains at zero, the estimate of fair value of the second slot would range from US$* to US$* - see page 1 of the Appendix.

Discussion of Key Data Points

In projecting the total number of slots to be leased out by Protelindo during the 18-year economic life of the towers, we first projected occupancy rates for the slots on Protelindo’s towers, based on our analysis of total supply and demand of tower slots in the relevant market, as set forth on page 2 of the Appendix. As shown in the graph below, the growth in tower slot demand is projected to increase at a faster pace during the early phase of the projection period and at increasingly slower rates in subsequent years, as market forces are expected to continue to transform the wireless industry in Indonesia through consolidation, cost-cutting, and technological innovation. This projection is consistent with the pattern typically found in the telecommunications industry in other countries.

Source:	“Estimated growth in supply of tower slots” and “Estimated demand for tower slots” are based on management’s business intelligence. “Estimated growth in penetration rate of mobile subscribers” for years 1-6 was extracted from the Indonesia mobile data forecast by Pyramid Research, a worldwide research organization in the telecommunications, media and technology industries; penetration growth rate for the remaining years has been projected based on management’s forecast where a declining rate of growth is estimated.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

In addition to the overall analysis of future tower slot supply and demand in Indonesia, we also have included in the Appendix a detailed analysis of the expected supply and demand for tower slots in Java and Sumatra. This information is presented both in the aggregate and by tower slot: top, middle and bottom.

Based on our estimate given on page 2 of the Appendix, of the total * tower sites on the islands of Java and Sumatra at the end of 2008, approximately * were operated by telecommunications operators that occupy the top slots of the towers they built and own. To the extent that these telecommunications operators have available excess lower slot space, they may lease some of those slots to other telecommunications operators to derive additional income from the rentals. The remaining towers are operated by tower operators, whose principal activity is leasing tower slots to telecommunications operators. The number of slots available on a tower depends primarily on the business model of its builder. For telecommunications operators, since tower slot leasing is only an incidental (and relatively recent) activity, some of their towers have only one slot. In contrast, Protelindo is Indonesia’s only major tower operator. Since its business model involves leasing out tower slots to telecommunications operators, Protelindo constructs multi-slots towers. As shown in our analysis on page 2 of the Appendix, and primarily as a result of the heavy concentration of towers owned by telecommunications operators, the supply of top slots represents *% of the total number of slots in Java and Sumatra; excluding top slots that are occupied by such telecommunications operators, the remaining top slots that are available for leasing represent just *% of the total number of tower slots in Java and Sumatra.

As mentioned on page 3 of our response letter dated February 18, 2009, the top slot on a tower has greater functionality and better signal coverage than the lower slots, and, therefore, HCPT and other telecommunications operators prefer to occupy that slot. Accordingly, the first lessee or the owner (in the case of towers owned by a telecommunications operator) occupies the top slot on a tower, the second lessee leases the less desirable middle slot and the bottom slot is occupied last, if at all. This demand preference across tower slots is consistent with the current pattern for tower slot demand in the Indonesian market—all top slots in the market are fully occupied and 100% of the demand in excess of the number of top slots is being satisfied by second slots. Based on our projections, over the 18-year estimated life of the towers, overall occupancy of all tower slots will range between *% and *%. Given telecommunications operators’ preference for top slots and the expectation that total demand for slots will exceed the supply of top slots, we estimate that all of the top slots will be occupied throughout the 18-year period. The demand for tower slots in excess of the available supply of top slots is expected to be filled from the supply of second slots. Based on our analysis, the occupancy rate for second slots during this period will range between *% and *%, and we have used this estimate to project the number of second slots expected to be leased out by Protelindo during the full 18-year economic life of the towers. As illustrated in our analysis on page 2 of the Appendix, we project there will not be any demand for bottom slots, as the supply of second slots will be sufficient to absorb the expected demand.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Fair Value of Towers

2.	We do not believe that HCPT has established that the $500 million sales price of the towers was at fair value, in order to recognize profit on the sale as required by paragraph 61 of IAS 17. To establish fair value, HCPT utilized a replacement cost approach determined by the average bid price from five “leading” network vendors. We do not believe that your average appropriately established fair value due to the significant deviation in per tower prices provided by these vendors. We note that the lowest two bids were approximately 26% below the average and the highest three bids were approximately 17% above the average. Since fair value cannot be established, we believe all of the profit upon sale should be deferred and amortized over twelve years, consistent with paragraph 61. If you believe fair value was established, please explain to us your basis. As part of your analysis, tell us which vendor HCPT selected to deliver and install the combined 2G / 3G network on the Indonesian islands referred to in the response and fully explain to us why this vendor was selected over the other vendors.

We maintain that fair value was appropriately established using the average of five network vendors’ bids. The basis for our view is set out below.

*

Conclusion

In addition to our valuation of the towers using a replacement cost approach, the US$* aggregate fair value of the top, second and third slots of the towers determined using the income approach, as set out in our response to comment 1 above, further supports our conclusion that the US$500 million sales price of the towers was at fair value.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible about arranging a teleconference or if you require any additional information from us. Please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1371 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

Appendix — Income Approach Valuation of Tower Slots 2 and 3

Appendix

Income Approach Valuation of Tower Slots 2 and 3
(In US$ million)

Lease Information
Number of BTS	3,692
Lease term	18	years
Monthly estimated lease payment excluding executory costs (USD)
- Year 1 to Year 12	*
- Year 13 to Year 18	*

NPV variables
Corporate tax rate	30%
Discount rate	11%

Discount rate
Cost of equity (Re)	17%
Cost of debt (Rd)	8%
Debt / equity ratio
- Debt	46%
- Equity	54%
WACC [Note 1]	11%	Rounded

		Year 1		Year 2		Year 3		Year 4		Year 5		Year 6		Year 7		Year 8		Year 9		Year 10		Year 11		Year 12		Year 13		Year 14		Year 15		Year 16		Year 17		Year 18		Total
For slot 2 [Note 2]
Lease payment excluding executory costs		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Estimated percentage for slot 2 being leased out		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
Adjusted lease payment	[1]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

For slot 3
Lease payment excluding executory costs		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Estimated percentage for slot 3 being leased out		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
Adjusted lease payment	[2]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Total adjusted lease payment for slots 2 & 3	[3]=[1]+[2]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Tax payment
- Taxable lease receipt	[4]=[3]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- Less: Capital allowance	[5]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- Taxable income	[6]=[4]-[5]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- Tax payment	[7]=[6]*30%	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Net cashflow	[8]=[3]-[7]	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Discounted cashflow - for slots 2 & 3		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Notes:

1. The determination of WACC and its underlying assumptions is the same as that which we used in the NPV calculation of the US$350 million value of the leased assets, i.e. slot 1, details of which were set out in the Appendix I of our response letter dated February 9, 2009.

2. As described in the notes on page 2 of the Appendix, the numbers for 2008 presented in the tables are based on management’s business intelligence and our projections of growth rates through to year 18 are based on various factors. We acknowledge the significant subjectivity in our projections of the supply and demand for tower slots in the next 18 years given the infancy of the Indonesian tower leasing industry. As a result, we have performed a sensitivity analysis in assessing the fair value of slot 2 if there is a 2% to 10% change in its occupancy rate during the 18-year expected economic life of the towers from our projections (or a 1% to 4% deviation in the occupancy rate). The result of the sensitivity test is as follows:

	Deviation in occupancy rate	Fair value of slot 2	Change in fair value of slot 2
Rate of change in occupancy rate of slot 2 for years 1-18	of slot 2 for years 1-18	In US$’M	In US$’M	In %
- decrease by 10%	-4%	*	*	*	%
- decrease by 7%	-3%	*	*	*	%
- decrease by 5%	-2%	*	*	*	%
- decrease by 2%	-1%	*	*	*	%
- increase by 2%	+1%	*	*	*	%
- increase by 5%	+2%	*	*	*	%
- increase by 7%	+3%	*	*	*	%
- increase by 10%	+4%	*	*	*	%

The above result illustrates that a 10% change in occupancy rate of slot 2 (i.e. 4% deviation in the occupancy rate) would only impact the fair value of slot 2 by *%.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Appendix

Estimation of supply and demand for tower slots - Java & Sumatra

	Note	2008 Year 1		2009 Year 2		2010 Year 3		2011 Year 4		2012 Year 5		2013 Year 6		2014 Year 7		2015 Year 8		2016 Year 9		2017 Year 10		2018 Year 11		2019 Year 12		2020 Year 13		2021 Year 14		2022 Year 15		2023 Year 16		2024 Year 17		2025 Year 18
Supply of tower slots	1

Total number of tower sites available	2	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Total number of tower slots available		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Demand for tower slots	3

Total number of tower slots required		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Estimated percentage of leasing out
Total number of tower slots		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
Representing:
- slot 1 (at the highest level of the tower)		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 2		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 3		*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%

Notes:

1. There is no published data for the number of towers owned by each operator. The number of tower sites and tower slots as of the end of 2008 are based on management’s business intelligence. There are approximately * tower sites in Java and Sumatra in total, of which Telkomsel, Indosat and Excelcomindo hold around *, * and * tower sites, respectively. Telkomsel, Indosat and Excelcomindo are the top three telecommunications operators. The remaining * tower sites are mainly owned by HCPT, Protelindo and other small market players. The number of slots available on a tower depends primarily on the business model of its builder. As a result, the number of tower slots is projected to be * in total as of December 31, 2008. The projected number of supply for tower slots is based on the combined population coverage of existing tower operators, the targeted population coverage of existing tower operators in the future and the demand for tower slots during the projection period.

2. Out of the * tower sites in Java and Sumatra in total, we estimate that approximately * were owned by telecommunications operators who also occupied the top slots of the towers. The remaining approximately * top slots (i.e. * - *) that are available for leasing represent just *% of the total number of tower slots in Java and Sumatra.

3. We formed our projections of demand for tower slots based on various factors that mainly include the projected penetration rates of mobile subscribers in Indonesia, the estimated population coverage of current telecommunications operators and the capacity of tower slots. The number of tower slots required by the top three telecommunications operators in Indonesia and HCPT, which is expanding its network rollout rapidly in Indonesia, amount to approximately *% of the total number of tower slots required in the industry. This approximates the estimated market share of these players in the industry of *%. There is always an excess capacity in the market. The excess of demand over supply of towers is projected to increase over the years as the industry reaches the optimization of capacity stage in the subsequent years of the projection period. As a result, we expect the occupancy rate of slot 2 to increase from *% in Year 1 to *% in Year 18.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Appendix

Estimation of supply and demand for tower slots - Java

	2008 Year 1		2009 Year 2		2010 Year 3		2011 Year 4		2012 Year 5		2013 Year 6		2014 Year 7		2015 Year 8		2016 Year 9		2017 Year 10		2018 Year 11		2019 Year 12		2020 Year 13		2021 Year 14		2022 Year 15		2023 Year 16		2024 Year 17		2025 Year 18
Supply of tower slots

Total number of tower sites available	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Total number of tower slots available	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Demand for tower slots

Total number of tower slots required	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Estimated percentage of leasing out
Total number of tower slots	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
Representing:
- slot 1 (at the highest level of the tower)	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 2	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 3	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Appendix

Estimation of supply and demand for tower slots - Sumatra

	2008 Year 1		2009 Year 2		2010 Year 3		2011 Year 4		2012 Year 5		2013 Year 6		2014 Year 7		2015 Year 8		2016 Year 9		2017 Year 10		2018 Year 11		2019 Year 12		2020 Year 13		2021 Year 14		2022 Year 15		2023 Year 16		2024 Year 17		2025 Year 18
Supply of tower slots

Total number of tower sites available	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Total number of tower slots available	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Demand for tower slots

Total number of tower slots required	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
Representing:
- slot 1 (at the highest level of the tower)	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 2	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*
- slot 3	*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*		*

Estimated percentage of leasing out
Total number of tower slots	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
Representing:
- slot 1 (at the highest level of the tower)	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 2	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%
- slot 3	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%	*	%

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.